FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Transaction in Own Shares

02 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 02 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
02 December 2019	1,373,577	2,245.00 GBp	2,217.50 GBp	2,229.57 GBp	LSE
02 December 2019	498,984	2,245.00 GBp	2,210.00 GBp	2,221.06 GBp	BATS (BXE)
02 December 2019	184,467	2,245.00 GBp	2,220.50 GBp	2,233.08 GBp	Chi-X (CXE)
02 December 2019	246,858	26.3300 EUR	25.7950 EUR	25.9952 EUR	BATS (BXE)
02 December 2019	279,262	26.3300 EUR	25.9550 EUR	26.1694 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_02.12.2019 long

Transaction in Own Shares

03 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 03 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 December 2019	1,372,442	2,209.00 GBp	2,154.00 GBp	2,176.03 GBp	LSE
03 December 2019	985,375	2,207.50 GBp	2,153.00 GBp	2,163.09 GBp	BATS (BXE)
03 December 2019	184,009	2,208.50 GBp	2,160.50 GBp	2,183.80 GBp	Chi-X (CXE)
03 December 2019	624,562	25.8650 EUR	25.3050 EUR	25.4265 EUR	BATS (BXE)
03 December 2019	276,630	25.8750 EUR	25.4350 EUR	25.6681 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_03.12.2019 long

Transaction in Own Shares

04 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 04 December 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
04 December 2019	662,252	25.7050 EUR	25.3800 EUR	25.6225 EUR	BATS (BXE)
04 December 2019	275,620	25.7050 EUR	25.3800 EUR	25.5867 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
04 December 2019	770,804	2,161.00 GBp	2,135.00 GBp	2,147.55 GBp	LSE
04 December 2019	289,939	2,161.00 GBp	2,134.50 GBp	2,144.28 GBp	BATS (BXE)
04 December 2019	84,668	2,161.00 GBp	2,135.00 GBp	2,150.81 GBp	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_04.12.2019 long

Transaction in Own Shares

05 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 05 December 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
05 December 2019	424,746	25.7900 EUR	25.4950 EUR	25.6348 EUR	BATS (BXE)
05 December 2019	276,502	25.8000 EUR	25.6600 EUR	25.7316 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
05 December 2019	781,584	2,153.00 GBp	2,127.50 GBp	2,142.43 GBp	LSE
05 December 2019	311,981	2,153.00 GBp	2,124.50 GBp	2,131.63 GBp	BATS (BXE)
05 December 2019	80,743	2,153.00 GBp	2,130.50 GBp	2,146.28 GBp	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_05.12.2019 long

Transaction in Own Shares

06 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 06 December 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 December 2019	392,341	26.0300 EUR	25.5500 EUR	25.8483 EUR	BATS (BXE)
06 December 2019	278,184	25.7400 EUR	25.5400 EUR	25.6563 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 December 2019	775,872	2,170.00 GBp	2,130.50 GBp	2,150.80 GBp	LSE
06 December 2019	321,041	2,169.50 GBp	2,130.50 GBp	2,161.91 GBp	BATS (BXE)
06 December 2019	81,094	2,168.50 GBp	2,130.00 GBp	2,144.66 GBp	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_06.12.2019

Transaction in Own Shares

09 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 09 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 December 2019	990,813	2,184.50 GBp	2,168.50 GBp	2,175.89 GBp	LSE
09 December 2019	146,970	2,184.50 GBp	2,168.50 GBp	2,176.37 GBp	BATS (BXE)
09 December 2019	183,567	2,183.50 GBp	2,168.50 GBp	2,174.00 GBp	Chi-X (CXE)
09 December 2019	132,826	26.0250 EUR	25.8900 EUR	25.9746 EUR	BATS (BXE)
09 December 2019	274,660	26.0250 EUR	25.8900 EUR	25.9538 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_09.12.2019 long

Transaction in Own Shares

10 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 10 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
10 December 2019	1,216,040	2,180.00 GBp	2,155.00 GBp	2,170.17 GBp	LSE
10 December 2019	229,156	2,180.00 GBp	2,156.00 GBp	2,170.79 GBp	BATS (BXE)
10 December 2019	181,986	2,180.00 GBp	2,155.00 GBp	2,166.51 GBp	Chi-X (CXE)
10 December 2019	60,016	26.0150 EUR	25.7450 EUR	25.8826 EUR	BATS (BXE)
10 December 2019	244,478	26.0100 EUR	25.7300 EUR	25.8821 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_10.12.2019 long

Transaction in Own Shares

11 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 11 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
11 December 2019	1,022,236	2,197.50 GBp	2,164.50 GBp	2,173.74 GBp	LSE
11 December 2019	172,649	2,195.00 GBp	2,164.50 GBp	2,173.90 GBp	BATS (BXE)
11 December 2019	184,096	2,194.50 GBp	2,164.50 GBp	2,174.98 GBp	Chi-X (CXE)
11 December 2019	51,152	26.0650 EUR	25.8300 EUR	25.9221 EUR	BATS (BXE)
11 December 2019	199,191	26.1050 EUR	25.8350 EUR	25.9236 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_11.12.2019 long

Transaction in Own Shares

12 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 12 December 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
12 December 2019	57,123	26.0450 EUR	25.7400 EUR	25.9277 EUR	BATS (BXE)
12 December 2019	243,522	26.0600 EUR	25.7500 EUR	25.9250 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
12 December 2019	814,702	2,179.50 GBp	2,150.00 GBp	2,164.45 GBp	LSE
12 December 2019	190,502	2,180.00 GBp	2,152.00 GBp	2,171.29 GBp	BATS (BXE)
12 December 2019	88,411	2,170.50 GBp	2,150.00 GBp	2,163.34 GBp	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_12.12.2019 long

Transaction in Own Shares

13 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 13 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
13 December 2019	1,346,206	2,183.50 GBp	2,145.50 GBp	2,168.62 GBp	LSE
13 December 2019	836,370	2,183.50 GBp	2,146.00 GBp	2,164.69 GBp	BATS (BXE)
13 December 2019	189,793	2,178.50 GBp	2,147.00 GBp	2,167.88 GBp	Chi-X (CXE)
13 December 2019	49,270	26.1800 EUR	25.9100 EUR	26.0330 EUR	BATS (BXE)
13 December 2019	155,640	26.1900 EUR	25.9100 EUR	26.0319 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_13.12.2019

Transaction in Own Shares

16 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 16 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
16 December 2019	544,601	2,189.50 GBp	2,153.00 GBp	2,176.02 GBp	LSE
16 December 2019	101,671	2,189.00 GBp	2,153.50 GBp	2,176.12 GBp	BATS (BXE)
16 December 2019	131,090	2,189.50 GBp	2,153.00 GBp	2,176.11 GBp	Chi-X (CXE)
16 December 2019	34,178	26.2200 EUR	26.0050 EUR	26.1454 EUR	BATS (BXE)
16 December 2019	119,727	26.2150 EUR	26.0050 EUR	26.1445 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_16.12.2019 long

Transaction in Own Shares

17 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 17 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
17 December 2019	464,492	2,234.50 GBp	2,184.50 GBp	2,226.97 GBp	LSE
17 December 2019	66,860	2,234.50 GBp	2,184.50 GBp	2,225.98 GBp	BATS (BXE)
17 December 2019	103,252	2,234.50 GBp	2,184.50 GBp	2,227.02 GBp	Chi-X (CXE)
17 December 2019	22,327	26.4200 EUR	26.2750 EUR	26.3225 EUR	BATS (BXE)
17 December 2019	77,819	26.4150 EUR	26.1450 EUR	26.3156 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_17.12.2019 long

Transaction in Own Shares

18 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 18 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
18 December 2019	755,600	2,250.00 GBp	2,227.50 GBp	2,245.13 GBp	LSE
18 December 2019	128,070	2,250.00 GBp	2,228.50 GBp	2,245.48 GBp	BATS (BXE)
18 December 2019	165,966	2,250.00 GBp	2,229.50 GBp	2,244.93 GBp	Chi-X (CXE)
18 December 2019	58,390	26.4650 EUR	26.2450 EUR	26.4181 EUR	BATS (BXE)
18 December 2019	248,383	26.4750 EUR	26.2000 EUR	26.4158 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_18.12.2019 long

Transaction in Own Shares

19 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 19 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
19 December 2019	703,466	2,270.00 GBp	2,236.50 GBp	2,255.59 GBp	LSE
19 December 2019	110,461	2,270.00 GBp	2,238.50 GBp	2,255.43 GBp	BATS (BXE)
19 December 2019	173,076	2,270.00 GBp	2,238.50 GBp	2,256.20 GBp	Chi-X (CXE)
19 December 2019	58,846	26.5900 EUR	26.3500 EUR	26.5071 EUR	BATS (BXE)
19 December 2019	240,649	26.5950 EUR	26.3500 EUR	26.5107 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_19.12.2019 long

Transaction in Own Shares

20 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 20 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
20 December 2019	1,395,181	2,256.50 GBp	2,224.50 GBp	2,238.46 GBp	LSE
20 December 2019	398,774	2,258.00 GBp	2,225.00 GBp	2,235.88 GBp	BATS (BXE)
20 December 2019	216,764	2,258.00 GBp	2,226.50 GBp	2,244.60 GBp	Chi-X (CXE)
20 December 2019	266,956	26.4350 EUR	26.2000 EUR	26.2991 EUR	BATS (BXE)
20 December 2019	330,482	26.4450 EUR	26.2100 EUR	26.3691 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_20.12.2019 long

Transaction in Own Shares

23 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 23 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
23 December 2019	787,995	2,264.00 GBp	2,226.50 GBp	2,245.49 GBp	LSE
23 December 2019	132,390	2,264.00 GBp	2,226.00 GBp	2,245.32 GBp	BATS (BXE)
23 December 2019	170,593	2,264.00 GBp	2,226.00 GBp	2,245.92 GBp	Chi-X (CXE)
23 December 2019	31,810	26.3850 EUR	26.1750 EUR	26.2605 EUR	BATS (BXE)
23 December 2019	120,690	26.3900 EUR	26.1650 EUR	26.2688 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_23.12.2019

Transaction in Own Shares

24 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 24 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
24 December 2019	541,524	2,286.50 GBp	2,271.50 GBp	2,281.67 GBp	LSE
24 December 2019	65,272	2,285.50 GBp	2,271.50 GBp	2,281.37 GBp	BATS (BXE)
24 December 2019	105,741	2,286.50 GBp	2,271.50 GBp	2,281.47 GBp	Chi-X (CXE)
24 December 2019	131,725	26.7000 EUR	26.4900 EUR	26.6179 EUR	BATS (BXE)
24 December 2019	313,084	26.7000 EUR	26.4950 EUR	26.6283 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_24.12.2019

Transaction in Own Shares

27 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 27 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
27 December 2019	526,867	2,290.00 GBp	2,258.00 GBp	2,274.53 GBp	LSE
27 December 2019	73,332	2,288.50 GBp	2,259.50 GBp	2,275.18 GBp	BATS (BXE)
27 December 2019	106,805	2,289.50 GBp	2,259.00 GBp	2,274.39 GBp	Chi-X (CXE)
27 December 2019	113,618	26.7850 EUR	26.5150 EUR	26.6573 EUR	BATS (BXE)
27 December 2019	330,485	26.7800 EUR	26.5150 EUR	26.6822 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_27.12.2019

Transaction in Own Shares

30 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 30 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
30 December 2019	664,267	2,264.50 GBp	2,246.50 GBp	2,253.45 GBp	LSE
30 December 2019	100,057	2,264.50 GBp	2,246.50 GBp	2,253.61 GBp	BATS (BXE)
30 December 2019	145,652	2,264.50 GBp	2,246.50 GBp	2,252.80 GBp	Chi-X (CXE)
30 December 2019	289,089	26.4800 EUR	26.3200 EUR	26.3827 EUR	BATS (BXE)
30 December 2019	334,165	26.5050 EUR	26.3600 EUR	26.4259 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_30.12.2019 long

Transaction in Own Shares

31 December 2019

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 31 December 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
31 December 2019	732,765	2,251.50 GBp	2,232.00 GBp	2,245.61 GBp	LSE
31 December 2019	146,510	2,251.50 GBp	2,232.50 GBp	2,245.86 GBp	BATS (BXE)
31 December 2019	197,709	2,251.50 GBp	2,232.50 GBp	2,245.28 GBp	Chi-X (CXE)
31 December 2019	67,483	26.4500 EUR	26.1650 EUR	26.3054 EUR	BATS (BXE)
31 December 2019	240,606	26.4500 EUR	26.1650 EUR	26.3395 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

•	Shell_RNS_31.12.2019

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: January 3, 2020